

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2014

Via E-mail
Herbjǿrn Hansson
Chief Executive Officer
Nordic American Offshore Ltd.
c/o Scandic American Shipping Ltd.
Canon's Court
22 Victoria Street
Hamilton HM EX
Bermuda

Re: Nordic American Offshore Ltd.
Amendment No. 3 to Registration Statement on Form F-1
Filed May 16, 2014
File No. 333-194612

Dear Mr. Hansson:

We have reviewed your amended filing referenced above and have the following additional comments.

Recent and Other Developments, page 6

1. We note from the disclosure on page 6 that in May 2014, your board of directors declared a dividend of $.45 per share with respect to the first quarter of 2014. We also note that you expect to pay the dividend on June 30, 2014 to shareholders of record as of June 17, 2014 and that you consider this dividend in excess of your earnings to be insignificant in relation to our total equity. We further note that based on your outstanding number of shares as disclosed in your audited balance sheet of 16,666,666, it appears this dividend payment will total approximately $7.5 million. As this dividend payment significantly exceeds your net income for the preceding twelve month period presented in your financial statements, please revise to present pro forma earnings per share for the latest fiscal year and any subsequent interim period presented in the filing, giving effect to the number of shares to be issued in your planned public offering whose proceeds will be required to fund the dividend payment in excess of your earnings. Refer to the guidance outlined in SAB Topic 1:B:3.

Capitalization, page 35

2. Please update to provide your capitalization disclosures as of March 31, 2014 since the disclosures included on page 8 of the filing indicate that such information is currently available. Refer to the guidance outlined in Item 3.B. of Form 20-F.

Other

3. To the extent that our comments on this registration statement are applicable to your registration statement on Form F-4 (file no. 333-194618), please continue to make conforming changes to that Form F-4 as well.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Gary J. Wolfe, Esq.
        Seward & Kissel